[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

August 7, 2013

Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          AJS Bancorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-189171)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join AJS Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 12:00 noon on August 12, 2013, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Robin P. Suskind
Name: Robin Suskind
Title: Managing Director